UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Synacor, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

871561106
(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

June 16, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871561106	SCHEDULE 13D	Page 2 of 9 Pages

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,200
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,200
(11) Aggregate amount beneficially owned by each reporting person: 1,353,200
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO

CUSIP No. 871561106	SCHEDULE 13D	Page 3 of 9 Pages

(1) Names of reporting persons JEC Capital Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,200
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,200
(11) Aggregate amount beneficially owned by each reporting person: 1,353,200
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO/HC

CUSIP No. 871561106	SCHEDULE 13D	Page 4 of 9 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,200
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,200
(11) Aggregate amount beneficially owned by each reporting person: 1,353,200
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): IN/HC

CUSIP No. 871561106	SCHEDULE 13D	Page 5 of 9 Pages

(1) Names of reporting persons Ratio Capital Management B.V.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 1,345,300
(8) Shared voting power: 0
(9) Sole dispositive power: 1,345,300
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person: 1,345,300
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO

CUSIP No. 871561106	SCHEDULE 13D	Page 6 of 9 Pages

Item 1. Security and Issuer

This statement relates to the shares of common stock (the “Common Stock”) of Synacor, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 40 La Riviere Drive, Suite 300, Buffalo, New York, 14202.

Item 2. Identity and Background

This statement is filed on behalf of JEC II Associates, LLC (“JEC”), JEC Capital Partners, LLC (“Capital Partners”), K. Peter Heiland (together with JEC and Capital Partners, the “JEC Affiliates”), Ratio Capital Management B.V. (“RCM”, and together with the JEC Affiliates, the “Reporting Persons”). Each of JEC and Capital Partners is a Delaware limited liability company. Mr. Heiland is a citizen of Germany. RCM is a company formed in the Netherlands.

The principal business of JEC is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Capital Partners is to serve as an investment adviser to JEC. Mr. Heiland is the managing partner of Capital Partners and a member of JEC.

The principal business of RCM is to invest and manage the investments of various investors in Ratio Capital Partners, a tax-transparent mutual fund (fonds voor gemene rekening) under the laws of the Netherlands (“RCP”).

The address of each of the JEC Affiliates is 68 Mazzeo Drive, Randolph, MA 02368. The address of RCM is Herengracht 208, 1016BS Amsterdam.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil  proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such  proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the JEC Affiliates were acquired by purchase on the open market using JEC’s cash resources. The shares of Common Stock beneficially owned by RCM were acquired by purchase on the open market using RCP’s cash resources.

Item 4. Purpose of Transaction.

Each of JEC and RCM acquired the Common Stock in the ordinary course of its business of purchasing, selling, trading and investing in securities.  The Reporting Persons purchased shares of Common Stock because they believed that the shares may present significant opportunities for realization of increased stockholder value.

The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

The Reporting Persons intend to communicate with the Board of Directors of the Corporation regarding, among other things, the ongoing search for a new Chief Executive Officer, the strategic direction and prospects of the Corporation, and the capital structure of the Corporation. Depending on their assessment of the foregoing factors, the Reporting Persons may seek to appoint a representative to the Board of Directors or otherwise modify their present intention as stated in this Item 4.

CUSIP No. 871561106	SCHEDULE 13D	Page 7 of 9 Pages

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the JEC Affiliates may be deemed to beneficially own 1,353,200 shares of Common Stock, which represents approximately 4.9% 1 of the issued and outstanding shares of Common Stock, and RCM may be deemed to beneficially own 1,345,300 shares of Common Stock, which represents approximately 4.9%1 of the issued and outstanding shares of Common Stock. An aggregate of 2,698,500 shares of Common Stock, constituting approximately 9.8% of the Common Stock outstanding, are held by the Reporting Persons.

(b) Each of the JEC Affiliates has the shared power to vote or direct the vote, and the shared power to dispose of or direct the disposition of 1,353,200 shares of Common Stock, and the sole power to vote or direct the vote or to dispose or direct the disposition of no shares. RCM has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of 1,345,300 shares of Common Stock, and the shared power to vote or direct the vote or to dispose or direct the disposition of no shares.

(c) None of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

1 Based on 27,525,685 shares of Common Stock outstanding on May 9, 2014, as determined by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 871561106	SCHEDULE 13D	Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are not parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Powers of Attorney, granted by K. Peter Heiland relating to each of the JEC Affiliates (incorporated by reference to the Form 3 filed by JEC and K. Peter Heiland on January 4, 2010 and the Form 3 filed by Capital Partners on June 18, 2012).

Exhibit 2	Power of Attorney, granted by Bart Kool relating to Ratio Capital Management B.V.

CUSIP No. 871561106	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Dated: June 17, 2014

JEC II Associates, LLC

By:	/s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Manager

JEC Capital Partners LLC

By:	/s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Managing Partner

/s/ K. Peter Heiland*
K. Peter Heiland

Ratio Capital Management b.v.

By:	/s/ Bart Kool*
Name: Bart Kool
Title: Director

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact